Todd P. Zerega

TZerega@perkinscoie.com

D.       +1.202.654.6378

F.       +1.202.654.9941

May 22, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: Timothy Worthington

Re:	ONEFUND TRUST File No. 333-12993; ICA No. 811-21836

Dear Mr. Worthington:

On behalf of our client, ONEFUND TRUST (the “Company”) and its series, ONEFUNS&P 500® and Bitcoin Strategy ETF (renamed the “ONEFUND S&P 500® and Bitcoin 75/25 Strategy ETF”) (the “Fund”), we are responding to verbal comments from the staff of the Division of Investment Management (the “Staff”) received on January 31, 2023, relating to the Company’s Form N-1A, which was filed on December 15, 2022. The Fund will be managed by ONEFUND LLC (the “Adviser”).

The comments are set forth below. Responses follow each comment. Any text citation refers to the revised Form N-1A, which will be filed with this letter.

General

1.	Comment:

Please indicate with the Fund expects to launch.

Response:

The Fund currently anticipates launching on or about August 2023. However, the Fund may delay such effectiveness until such time as it has resolved comments with the Staff and finalized its arrangements with its service providers.

2.	Comment:

Has the Adviser, on behalf of the Fund, engaged a Futures Commission Merchant (“FCM”)?

May 22, 2023

Response: We have been advised by the Adviser that Interactive Brokers, LLC has agreed to serve as a FCM of the Fund. Additional or different FCMs may be added pending further discussions by the Adviser.

3.	Comment:

Please supplementally discuss the anticipated liquidity classifications for the bitcoin futures under the Fund and Liquidity Risk Managed Program. Also, please supplementally discuss liquidity management plans in reasonably foreseeable stressed conditions.

Response:

The Adviser has indicated that it expects the bitcoin futures contracts in which the Fund invests would be considered highly liquid under current market conditions. The Fund’s liquidity program administrator will continue to evaluate the liquidity of the Fund’s investments under both normal and reasonably foreseeable stressed conditions in light of the factors set forth in Rule 22e-4 and the Fund’s portfolio investments. The Adviser notes that the Fund’s portfolio will consist of highly liquid stocks that are components of the S&P 500® and short-term liquid investments that can be used as margin for the Fund’s futures positions. The Adviser believes that, even during reasonably foreseeable stressed market conditions, there will be sufficient liquidity in the front-month CME Bitcoin contracts at the level the Fund expects to invest. See the response to question 4 below for further information on the amount of front-month CME Bitcoin contracts.

4.	Comment:

Please supplementally discuss any anticipated capacity constraints in the bitcoin future market.

Response:

The Fund notes that the amount of the established CME front-month bitcoin contracts outstanding as of May 5, 2023 was 9,623. This equates to approximately $2,429,496,650 in front-month contracts as of May 5, 2023. The Adviser has reviewed and is comfortable with the amount of capacity in the front-month contracts. In this regard the Fund notes that the Fund’s investment strategy only contemplates having a 25% allocation to bitcoin futures contracts. In addition, in the unlikely event there were to be capacity constraints in the front-month futures contract the Adviser could invest in longer

May 22, 2023

dated bitcoin futures contracts. Accordingly, the Adviser believes that the amount of CME bitcoin futures contracts is more than sufficient to support the Fund’s investment strategy.

5.	Comment:

Please supplementally discuss the Fund’s anticipated compliance with the new Derivatives Risk Management Rule, including a preliminary overview of the key elements of the expected derivatives risk management program and anticipated use of a relative (including anticipated designated index) or absolute VaR test. If using relative VaR, please identify the index.

Response:

The Fund will adopt and implement a written derivatives risk management program, which will include policies and procedures reasonably designed to manage the Fund’s derivatives risks as required by Rule 18f-4. The program will be administered by a derivatives risk manager. The program will identify and provide an assessment of the Fund’s derivative usage and risks as they pertain to bitcoin futures contracts and any other derivatives utilized by the Fund.

The Fund anticipates that it will use and comply with a relative VAR test and anticipates using the S&P 500® and S&P Bitcoin 75/25 Blend Index as its designed index. This index is an unlevered index administered by S&P that utilizes spot bitcoin for the 25% component of the Index in lieu of bitcoin futures contract. The Fund anticipates using it as its designated index because, among other reasons, the Fund’s investment objective is to seek to track the performance of an index of similar asset classes and in similar proportions, prior to the Fund’s fees and expenses.

6.	Comment:

Please supplementally discuss the valuation of bitcoin futures if Chicago Mercantile Exchange (“CME”) halted the trading of the bitcoin futures.

Response: If the CME halted the trading of bitcoin futures the Adviser has indicated that it would fair value the Fund’s bitcoin futures positions in accordance with its fair valuation procedures. The Adviser has indicated that it would fair value a bitcoin future in such instance by obtaining inputs from third party sources such as the CME CF Bitcoin Reference Rate.

May 22, 2023

7.	Comment:

Please supplementally confirm whether or not the Fund’s Code of Ethics applies to trading in bitcoin or bitcoin futures.

Response:

The Fund’s Code of Ethics will apply to trading in bitcoin futures contracts and employees of the Adviser will be required to pre-clear such transactions. The Fund’s Code of Ethics will apply to trading in bitcoin above a designated threshold level.

8.	Comment:

Please supplementally provide to Staff information about the Advisers discussions with potential authorized participants (“APs”) including the number of APs or other firms that have expressed legitimate interest and/or intend to act as an AP for the ETF (including information about the identities of such potential APs).

Response:

The Adviser has indicated that it has had discussions with respect to two potential APs, Merrill Lynch and Goldman Sachs, with respect to serving as an AP for the Fund. The Adviser may have further discussions with additional APs prior to launch.

9.	Comment:

Please supplementally outline discussions the Adviser has had with APs and market makers regarding their ability to arbitrage the Fund’s holdings in a manner that is expected to keep the Fund’s market price in line with its NAV. What instruments will they use to arbitrage? Will there be any impact from the inability of broker-dealers to custody “physical” bitcoin?

Response:

The Adviser has indicated, as a result of its discussions, it expects the APs and the market maker will utilize instruments such as SPY, BITO and bitcoin futures contracts to arbitrage the Fund. The Adviser does not believe there will be any impact on APs’ ability to arbitrage the Fund’s holdings from the inability of broker-dealers to custody “physical” bitcoin.

May 22, 2023

10.	Comment:

Please supplementally disclose to the Staff any unique considerations or rules from the exchange on which the Fund plans to list that may impact the Fund’s ability to pursue its investment strategy, interact with APs, or otherwise impact its operation.

Response:

Based upon the Adviser’s discussions with the exchange, the Adviser does not believe there will be any unique considerations or rules from the exchange which would impact the Fund’s ability to pursue its investment strategy.

11.	Comment:

On page 3 of the Prospectus, in the second paragraph under “U.S. Large-Cap”, replace the semi-colon with the word “meaning”.

Response:

The requested change has been made.

12.	Comment:

On page 3 of the Prospectus, rename the section named “Bitcoin” to “Bitcoin Futures”.

Response:

The requested change has been made.

13.	Comment:

On page 3 of the Prospectus, in the third paragraph in the section titled “Bitcoin”, please more directly state that the Fund will only trade on bitcoin futures that are traded on the CME.

Response:

The requested change has been made.

14.	Comment:

On page 3 of the Prospectus, in the third paragraph in the section titled “Bitcoin”, in the second sentence, please delete the phrase: “or subject to the rules of”.

May 22, 2023

Response:

The requested change has been made.

15.	Comment:

On page 3 of the Prospectus, in the third paragraph in the section titled “Bitcoin”, in the sentence starting with “In order to seek to track …”, please add an explanation of how and when the Fund expects to roll the contracts. Please include, what period during the month the Fund will consider rolling contracts.

Response:

The requested change has been made.

16.	Comment:

On page 4 of the Prospectus, in the first bolded paragraph, in the first sentence, before the word “invest” please add the word “directly” before “invest”.

Response:

The requested change has been made.

17.	Comment:

At this time, the Staff wants to assure that the bitcoin-based underlying investments for a bitcoin strategy ETF would only trade on U.S. regulated exchanges (such as the CME for bitcoin futures). Grayscale Bitcoin Trust (“GBTC”) products do not meet this standard. For example, GBTC, which is offered privately and then trades OTC, would not meet that standard, nor would foreign bitcoin ETFs or other bitcoin-based “pooled investment vehicles”. Please delete any references to GBTC.

Response:

The requested change has been made to the Prospectus to provide the assurance that the bitcoin-based underlying investments would only trade on U.S. regulated exchanges.

18.	Comment:

On page 4 of the Prospectus, under the section title “Principal Risk”, please discuss whether the Fund anticipates taking on leverage through futures contracts or otherwise.

May 22, 2023

Response:

The requested language has been inserted under “Bitcoin Futures” and in “Leverage Risk”.

19.	Comment:

On page 4 of the Prospectus, in the Principal Risk section, under the section titled “Bitcoin Futures Contracts Risk”, in the first paragraph, third line from bottom, please disclose that Bitcoin futures contracts may trade at discount/premium to spot.

Response:

The requested change has been made.

20.	Comment:

On page 4 of the Prospectus, under the section title “Bitcoin Futures Contracts Risk”, second paragraph, for clarity please add cross reference to the discussion on contango/backwardation.

Response

The requested change has been made.

21.	Comment:

On page 5 of the Prospectus, under the section titled “Bitcoin Futures Capacity Risk”, please flesh out discussion of margins on futures and how they are high relatively to other futures contacts and that they may hamper ability to achieve the Fund’s investment objective.

Response:

The requested change has been made.

22.	Comment:

On page 5 of the Prospectus, under the section titled “Correlation and Tracking Error Risk”, if the Fund holds excess cash, discuss whether cash investments for margin contribute to cash drag?

Response:

May 22, 2023

The requested change has been made.

23.	Comment:

On page 6 of the Prospectus, in the section titled “Exchange-Traded Fund (ETF) Risk”, please disclose that purchases and redemptions of creation units with cash, rather than through in-kind delivery of portfolio securities, may cause the ETF to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made the redemption in-kind. In addition, please disclose that these costs could be imposed on the ETF, and thus decrease the ETF’s net asset value, to the extent that the costs are not offset by a transaction fee payable by an AP.

Response:

The requested change has been made.

24.	Comment:

In Item 9, under the section titled “Principal Risk Factors” please include disclosure for the following risks: 1. Lack of Regulation of the Underlying Market; 2. Possibility of 51% Attack; 3. Potential for Bitcoin Whales or Concentrated Ownership in Bitcoin. 4. Impact of Forks; 5. Potential of Theft and or Hacking.

Response:

The requested change has been made.

25.	Comment:

On page 9 of the Prospectus, under the section titled “Investment in Cayman Subsidiary”, in the last paragraph, just above bolded language, please move the 80% test disclosure into the summary Prospectus.

Response:

The requested change has been made.

26.	Comment:

Please confirm that any derivatives used in the 80% test will be counted as mark-to-mark as is required currently under the Names Rule.

May 22, 2023

Response:

The Fund will use the current market value of the futures contract for purposes of compliance with the 80% test.

27.	Comment:

On page 13 of the Prospectus, please bold the section titled “Bitcoin Futures Capacity Risk”.

Response:

The requested change has been made.

28.	Comment:

On page 17 of the Prospectus, under the section titled “Additional Information About Management”, please disclose the components of the unitary fee and which components are paid by the Adviser.

Response:

The requested change has been made.

29.	Comment:

On page 11 of the Statement of Additional Information (the “SAI”) under the section titled “Fundamental Investment Restrictions’, in subpoint 7 (restriction to invest more than 25% in industry). Please confirm that this disclosure is accurate given the Fund’s stated exposure limit. Additionally, please note that the Form requires a Fund that reserves freedom of action with respect to any practice specified in Item 16(c)(1), to state the maximum percentage of assets to be devoted to the practice.

Response:

The Fund has revised the disclosure. The Fund notes that its investment objective is to track an index, 25% of which corresponds to bitcoin exposure through the investment in bitcoin futures contracts. While the Adviser, anticipates sizing the bitcoin futures notional exposure to 25% of the Fund’s assets, it is possible that such sizing will result in the bitcoin futures exposure being slightly over 25% due to the size of the futures contracts.

May 22, 2023

30.	Comment:

On page 15 of the SAI, under the section titled “Position Limits and Accountability Levels”, please include the following sentence in the summary or the statutory Prospectus. “In addition to domestic exchanges…”

Response:

The requested change has been made.

31.	Comment:

On page 15 of the SAI, under the section titled “Position Limits and Accountability Levels”, in the second paragraph, please remove “The Fund may also consider investing…” through the end of that paragraph.

Response:

The requested change has been made.

32.	Comment:

On page 15 of the SAI, in the section titled “Other Derivative Instruments” please include language that bitcoin futures are cash settled and traded on an exchange registered with the CFTC.

Response:

The requested change has been made.

33.        Comment:

On page 51 of the SAI, under the section titled, “Acceptance of Creation Orders”, the phrase “absolute right” and “adverse effect”, language is inconsistent with standards when Fund can suspend creation orders. Please delete the statement that the Fund reserves the “absolute” right to reject or suspend creations, including if “(i) the acceptance of the basket would have certain adverse tax consequences; and (ii) the acceptance of the basket would otherwise, in the discretion of the Fund, have an adverse effect on the Fund or the rights of the Fund’s Beneficial Owners ….” The Staff recognizes that the disclosure in question may be derived from statements related to prior exemptive relief obtained by ETFs. However, in connection with the recent proposal and adoption of Rule 6c-11, the Commission stated its belief that “an ETF

May 22, 2023

generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See “Exchange-Traded Funds,” Release No. 33-10515, at pp.67-68 (June 28, 2018). In adopting the Rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.” See “Exchange-Traded Funds,” Release No. 33-10695, at p.59 (Sep. 25, 2019). While the Staff recognizes that in certain limited circumstances, ETFs may have a sound basis for rejecting individual creation orders, the Staff believes that the disclosure in question is sufficiently broad to run counter to the Commission’s position to the extent the rejection of orders would effectively result in the suspension of creations.

Response: The requested change has been made.

34.       Comment:

: Disclose that any investment adviser to the Subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act. Any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement. If the same person is the adviser to both the Fund and the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined.

Response: The requested change has been made.

35.        Comment:

Please disclose that each Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary, if any.

Response: The requested change has been made.

36.        Comment:

May 22, 2023

Confirm in correspondence that the Subsidiary and its Board of Directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Response:

The Fund confirms the Subsidiary and its Board will agree to inspection of its books and records by the Staff, which will be maintained in accordance with the 1940 Act.

37.       Comment:

Confirm in correspondence that the wholly-owned subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees,” and the wholly-owned subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table.

Response:

The Fund confirms that the subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees” in the Fund’s fee table. The wholly-owned subsidiary’s expenses, to the extent not absorbed by the Adviser, will be included in “Other Expenses” in the Fund’s fee table.

38.       Comment:

The Fund should disclose that it does not currently intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund.

Response:

The requested change has been made.

39.       Comment:

Please disclose that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) on an aggregate basis with the Subsidiary.

May 22, 2023

Response:

The requested change has been made.

40.        Comment:

Please disclose that the Fund complies with the provisions of the Investment Company Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary so that the Fund treats the Subsidiary’s debt as its own for purposes of Section 18.

Response:

The requested change has been made.

41.        Comment:

Explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please provide an explanation.

Response:

The Fund confirms the financial statements of the Subsidiary will be consolidated with those of the Fund.

 42.       Comment:

The Subsidiary and its Board of Directors will agree to designate an agent for service of process in the United States.

Response:

Adviser will be designated as an agent for service of process for the Subsidiary.

* * *

May 22, 2023

Sincerely,

/s/ Todd P. Zerega
Todd P. Zerega